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                          February 22, 2023

       Carla A. Leibold
       Chief Financial Officer
       Customers Bancorp, Inc.
       701 Reading Avenue
       West Reading, PA 19611

                                                        Re: Customers Bancorp,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
October 28, 2022
                                                            File No. 001-35542

       Dear Carla A. Leibold:

              We have reviewed your October 28, 2022, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 23, 2022, letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 1. Business, page 8

   1.                                                   We note your response
to prior comment 1. Please address the following:
                                                            You state that CBIT
tokens may only be created by, transferred to and redeemed by your commercial
customers on the CBIT instant payments platform. If true, please confirm that CBIT
tokens may not be transferred to an external party and explain how you prevent such
transfer;
                                                            Tell us if CBIT
tokens have any value or possible use outside of the CBIT payment platform;
                                                            Tell us whether
CBIT tokens can be minted or burned in any way other than
                                                           by connecting a DDA
to a CBIT wallet and making intrabank transactions;
                                                            Tell us how you
maintain access to, or control over, CBIT tokens in a customer's
 Carla A. Leibold
Customers Bancorp, Inc.
February 22, 2023
Page 2
              CBIT wallet to make transfers, redeem or freeze tokens under the circumstances you enumerate;
                You state that the primary business purpose for the CBIT payment platform is to provide a closed-system for real-time intrabank commercial transactions and is not intended to be a trading platform for tokens/digital assets. Please tell us if you have any plans to expand the CBIT platform, if so, what those plans are, and whether the
              CBIT platform could be used as a a trading platform for tokens/digital assets.
General

2. We note you state that the primary business purpose for the CBIT payment platform is to provide a closed-system for real-time intrabank commercial transactions and that the customers who have joined the CBIT platform are primarily in the digital asset industry. We further note that the Tassat platform promotes digital asset exchanges among its use cases. Please describe the functions the Tassat platform performs in facilitating exchanges of digital assets, discuss whether any of these digital assets are or may be securities under the federal securities laws and consider whether specific risk factor disclosure is appropriate in future filings.
       Please contact David Gessert at (202) 551-2326 or Matthew Derby at (202) 551-3334
with any questions.



FirstName LastNameCarla A. Leibold                              Sincerely,
Comapany NameCustomers Bancorp, Inc.
                                                                Division of
Corporation Finance
February 22, 2023 Page 2                                        Office of
Finance
FirstName LastName